Exhibit 12.1

OncoGenex Pharmaceuticals, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2015
(In $000’s, except ratio)	2010	2011	2012	2013	2014
Fixed Charges:
Interest expense	$1,172	$1,086	$976	$848	$699	$156
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—

	$1,172	$1,086	$976	$848	$699	$156

Earnings (loss):
Net loss before income tax benefit (provision)	$(15,584)	$(14,673)	$(21,098)	$(31,849)	$(26,240)	$(10,527)
Add fixed charges	1,172	1,086	976	848	699	156

	$(14,412)	$(13,587)	$(20,122)	$(31,001)	$(25,541)	$(10,371)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings to fixed charges	$(15,584)	$(14,673)	$(21,098)	$(31,849)	$(26,240)	$(10,527)